Kuber Resources Corp.

1113, Tower 2, Lippo Centre

89 Queensway, Admiralty, Hong Kong

VIA EDGAR CORRESP SUBMISSION

January 8, 2026

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

Attn: Chen Chen or Christine Dietz

100 F Street N.E.

Washington, D.C. 20549

Re:	Kuber Resources Corp.
Form 10-K for the year ended December 31, 2024, and Form 10-Q for the Quarterly Period Ended September 30, 2025, File No. 000-26119

Dear Ms. Chen,

Kuber Resources Corp., a Nevada corporation (the “Company”), acknowledges receipt of the staff’s comment letter dated December 15, 2025 (the “Letter”), pertaining to the Company’s above-referenced filings.

Your Letter requests the Company to amend its filings and respond to the comments within ten business days or tell you when the Company expects to provide a response.

On December 29, 2025, the Company filed an initial request for additional time to respond to the Letter. The Company continues to work on the response to the Letter, however, the Company will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension to respond to the Letter and amend the filings such that the Company would respond by January 19, 2026, or at the open of Edgar the day thereafter due to the holiday.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies. Should you have any additional questions, please do not hesitate to contact me.

Sincerely,

/s/ Raymond Fu
Chief Executive Officer

cc:	Chen Chen, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Jessica M. Lockett, Esq.
Timothy Lam